

September 28, 2020

John Garcia
Chair and Co-Chief Executive Officer
AEA-Bridges Impact Corp.
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman, KY-1102
Cayman Islands

      Re: AEA-Bridges Impact Corp.
          Amendment No 1. to Form S-1
          Filed September 23, 2020
          File No. 333-248785

Dear Mr. Garcia:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

Amendment No. 1 to Form S-1

Signatures, page II-5

1.   We note your response to comment 2. Please revise to clearly identify the person who is signing the registration statement in the capacity of the principal accounting officer or controller. Also revise to have the company's authorized representative in the United States sign the registration statement.

You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

                                                                             Sincerely,

                                                                             Division of Corporation Finance
                                                                             Office of Real Estate & Construction

cc: Christian O. Nagler, Esq.